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          UNITED STATES                OMB Number                      3235-0058
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           FORM 12b-25                 SEC FILE NUMBER                 000-30144

   NOTIFICATION OF LATE FILING         CUSIP NUMBER                    617662200



(Check one): [_] Form 10-K   [_] Form 20-F   [_] Form 11-K   |X| Form 10-Q
             [_] Form N-SAR  [_] Form N-CSR

For Period Ended: March 31, 2008
                  --------------

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

                        For the Transition Period Ended:

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Morlex, Inc.
------------

Full Name of Registrant

Former Name if Applicable

420 Lexington Avenue, Suite 450
-------------------------------

Address of Principal Executive Office (Street and Number)

New York, New York 10170
------------------------

City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Morlex, Inc. ("Morlex") could not file its Quarterly Report on Form 10-Q for the three months ended March 31, 2008 (the "Form 10-Q") with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense in light of the circumstances described below. As previously reported in Morlex's current report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2008, on that date Morlex acquired RightSide Holdings, Inc. ("RHI"), Duncan Media Group, Inc. ("DMG"), and All Ad Acquisitions, Inc. and entered into a series of related transactions. Prior to such transactions, Morlex was a "shell company". The acquisition of RHI and DMG by Morlex is being accounted for as a "reverse merger". Accordingly, the consolidated financial statements for Morlex as of and for the three months ended March 31, 2008 and 2007 will retroactively replace the previously reported financial statements of Morlex and will include the consolidated assets and liabilities and historical operations of RHI and DMG for all periods presented, and will include the operations of Morlex from February 14, 2008. Due to the additional time required to assemble the information necessary to complete these consolidated financial statements, Morlex could not file the Form 10-Q prior to the filing deadline. However, it is using all available resources to file the Form 10-Q within the five day filing extension period. If the Company is unable to file the Form 10-Q within such five day extension period, the Company will endeavor to file the Form 10-Q as soon as practicable thereafter.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          William Huff            (619)                  270-8167
             (Name)            (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in Morlex's current report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2008, on that date Morlex acquired RightSide Holdings, Inc. ("RHI"), Duncan Media Group, Inc. ("DMG") and All Ad Acquisitions, Inc. and entered into a series of related transactions. Prior to such transactions, Morlex was a "shell company". The acquisition of RHI and DMG by Morlex is being accounted for as a "reverse merger". Accordingly, the consolidated financial statements for Morlex as of and for the three months ended March 31, 2008 and 2007 will retroactively replace the previously reported financial statements of Morlex and will include the consolidated assets and liabilities and historical operations of RHI and DMG for all periods presented, and will include the operations of Morlex from February 14, 2008. Since the three months ended March 31, 2008 is the first reporting period subsequent to the consummation of the reverse merger, it is not comparable to the previously reported results of operations of Morlex for the three months ended March 31, 2007.

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                                  Morlex, Inc.
                                  ------------

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2008                          By:  /s/ Jason J. Kulpa
                                                 ------------------
                                                 Jason J. Kulpa
                                                 Chief Executive Officer

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